[DECHERT LLP Letterhead]

March 10, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:           Tekla World Healthcare Fund

Ladies and Gentlemen:

On behalf of Tekla World Healthcare Fund (the “Registrant”), a closed-end management investment company, electronically transmitted for filing is the Registrant’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended, and Securities Act of 1933, as amended, with exhibits.  The Registrant is filing a Notice of Registration on Form N-8A concurrently with this filing.  Registration fees in the amount of $116.20 have been submitted in connection with this filing.

Please direct any questions concerning the filing to the undersigned at 617-728-7139.

Very truly yours,

/s/ Leah Cry
Leah Cry